SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 9, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc.’s Research Collaborators Present REOLYSIN®
Phase I UK Systemic Administration Clinical Trial Results
CALGARY, AB, — November 9, 2006 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that Dr. Timothy Yap of The Royal Marsden Foundation Trust, and The Institute of Cancer Research presented a poster today at the 18th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics. The meeting is being held from November 7-10, 2006 in Prague, Czech Republic.
The poster, entitled “A Phase I Study of Wild-Type Reovirus, Which Selectively Replicates in Cells Expressing Activated Ras, Administered Intravenously to Patients with Advanced Cancer” covers additional clinical results from Oncolytics’ first systemic administration study. Interim results were previously announced at the American Society of Clinical Oncology (ASCO) in June 2006.
“REOLYSIN® delivered systemically, demonstrated activity in patients with colorectal, bladder, prostate, pancreatic, endometrial and NSCL cancers,” said Dr. Brad Thompson, President and CEO of Oncolytics. “This broad range of responses shows that REOLYSIN® could be potentially active across numerous cancer indications.”
Results of the Company’s UK Phase I systemic administration clinical trial investigating the use of REOLYSIN® to treat patients with advanced cancers indicated that REOLYSIN® can be delivered systemically to various tumour types and cause virus-mediated tumour responses. A total of 33 patients have been treated to date in the trial to a maximum daily dose of 1x1011 TCID50. These 33 patients have received approximately 75 courses of therapy, for a total of 328 daily treatments. Patients were entered into the study at the following dose levels (all TCID50): 1x108 for 1 day, 1x108 for 3 days, 1x108, 3x108, 1x109, 3x109, 1x1010 and 3x1010 for five days, and 1x1011 for three days. A maximum tolerated dose (MTD) was not reached and the treatment appears to have been well tolerated by the patients.
Toxicities possibly related to REOLYSIN® treatment in this trial have generally been mild (grade 1 or 2) and have included chills, fever, headache, cough, runny nose, sore throat and fatigue. Transient grade 3 toxicities include lymphopenia, neutropenia and troponin I. These symptoms were more frequently observed from day two of treatment and usually lasted less than six hours.
Of the patients assessed to date (32), anti-tumour activity was noted in seven patients. Patients were assessed with CTR scans, and where possible tumour marker assessment, and histopathology of tumour biopsies. Two patients with colorectal cancer had tumour stabilization (one for three months, the other classified as stable disease for six months) and had CEA tumour marker reduction of 27% and 60% respectively. One patient with metastatic prostate cancer had stable disease for four months, had a 50% decrease in PSA, and had extensive product-induced necrosis with associated intratumoural viral replication in metastatic lesions in the lymph nodes. One patient with metastatic bladder cancer had stable disease for four months and had a minor tumour response in a metastatic lesion in a lymph node (reduction from 2.5 to 1.9 cm). A patient with pancreatic cancer and a patient with NSCL cancer had stable disease for four months. A patient with endometrial cancer had stable disease for five months.
The primary objective of the Company’s UK Phase I trial is to determine the MTD, dose limiting toxicity (DLT), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who had been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.
The poster will be available on the Oncolytics website following the presentation.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this symposium with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Damian McIntosh
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.266.2453	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	dmcintosh@investorrelationsgroup.com